

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2026

Greg Duncan
Chairman and Chief Executive Officer
Dogwood Therapeutics, Inc.
44 Milton Avenue
Alpharetta, GA 30009

      Re: Dogwood Therapeutics, Inc.
              Registration Statement on Form S-3
              Filed January 15, 2026
              File No. 333-292750

Dear Greg Duncan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darrick M. Mix, Esq.